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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        INTEGRATED SURGICAL SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   45812Y 10 8
                                 (CUSIP Number)

                            Thomas M. Shoesmith, Esq.
                               Cooley Godward LLP
      Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155
                                 (650) 843-5000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 14, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

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                                  SCHEDULE 13D

CUSIP No 45812Y 10 8                                                 Page 2 of 5

1)   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         a)    Bernd Thomas Herrmann ("Mr. Herrmann")
         b)    Urs Wettstein ("Mr. Wettstein")
         c)    ILTAG International Licensing S.A.L. ("ILTAG")


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
        WC


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) OF SCHEDULE 13D. [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mr. Herrmann and Mr. Wettstein are citizens of the Republic of Germany.

         ILTAG International Licensing Holdings S.A.L. is a Lebanese Company.


                            7)    SOLE VOTING POWER

                                  Mr. Herrmann: 730,599 shares, warrants to
                                  purchase 2,925,000 shares
                                  Mr. Wettstein: 730,599 shares, warrants to
                                  purchase 2,925,000 shares
                                  ILTAG: 1,461,198 shares, warrants to purchase
                                  5,850,000 shares
NUMBER OF SHARES
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON                  -0-
WITH
                            9)    SOLE DISPOSITIVE POWER

                                  Mr. Herrmann: 730,599 shares, warrants to purchase 2,925,000 shares
                                  Mr. Wettstein: 730,599 shares, warrants to purchase 2,925,000 shares

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                                  ILTAG: 1,461,198 shares, warrants to purchase
                                  5,850,000 shares

                           10)   SHARED DISPOSITIVE POWER

                                 -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Mr. Herrmann:   3,655,599 shares
                                 (includes 730,599 shares and warrants to purchase 2,925,000 shares)

                 Mr. Wettstein:  3,655,599 shares
                                 (includes 730,599 shares and warrants to purchase 2,925,000 shares)

                   ILTAG:        7,311,198 shares
                                 (includes 1,461,198 shares and warrants to purchase 5,850,000 shares)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Mr. Herrmann:   20.24% (assuming exercise of Mr. Herrman's
                                 warrant)
                 Mr. Wettstein:  20.24% (assuming exercise of Mr. Wettstein's warrant)

                   ILTAG:        34.83% (assuming exercise of ILTAG's warrant)

14)  TYPE OF REPORTING PERSON

           Mr. Herrman       IN
           Mr. Wettstein     IN
           ILTAG             IV

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                                   Page 3 of 5


Item  1. Security and Issuer.

This Statement relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Integrated Surgical Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 829 West Stadium Lane, Sacramento, California 95834.

Item 2.  Identity and Background.

         (a) This Statement is filed on behalf of Mr. Bernd Thomas Herrmann, Mr. Urs Wettstein and ILTAG International Licensing Holding S.A.L. (the "Reporting Persons").

         (b) The address of Mr. Herrmann is 37 Avenue des Papalins, MC-8000, Monaco. The address of Mr. Wettstein is Gartenstrasse 33, 8002 Zurich, Switzerland. The principal business and company address of ILTAG is Jnah Str., Assaf Building, Dogmoch Center, Beirut, Lebanon.

         (c) The principal occupation or employment of Mr. Herrmann is as a self-employed venture capitalist. The principal occupation or employment of Mr. Wettstein is a self-employed investor. The principal business of ILTAG is in equity investments in local and foreign companies.

         (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Herrmann and Mr. Wettstein are citizens of the Republic of Germany. ILTAG is organized under the laws of the country of Lebanon.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds used by Mr. Herrmann in making the purchase is Mr. Herrmann's personal funds.

The source of funds used by Mr. Wettstein in making the purchase is Mr. Wettstein's personal funds.

The source of the funds used by ILTAG in making the purchase is working capital or funds of ILTAG.

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                                   Page 4 of 5


Item 4.  Purpose of Transaction

The Reporting Persons have acquired, and upon exercise of the options will acquire, shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Persons intend to maintain their equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Herrmann beneficially owns 3,655,599 shares of Common Stock, including 730,599 shares of Common Stock outstanding and warrants to purchase 2,925,000 shares. The 730,599 shares of Common Stock represent approximately 4.83% of the 15,138,345 shares of Common Stock of the Issuer outstanding as of February 9, 2000. The 2,925,000 shares of Common Stock issuable upon exercise of the warrants held by Mr. Herrmann represent approximately 20.24% of the 15,138,345 shares of Common Stock of the Issuer outstanding as of February 9, 2000 (assuming exercise of Mr. Herrmann's warrant).

              Mr. Wettstein beneficially owns 3,655,599 shares of Common Stock, including 730,599 shares of Common Stock outstanding and warrants to purchase 2,925,000 shares. The 730,599 shares of Common Stock held by Mr. Wettstein represent approximately 4.83% of the 15,138,345 shares of Common Stock of the Issuer outstanding as of February 9, 2000. The 2,925,000 shares of Common Stock issuable upon exercise of the warrants held by Mr. Herrmann represent approximately 20.24% of the 15,138,345 shares of Common Stock of the Issuer outstanding as of February 9, 2000 (assuming exercise of Mr. Wettstein's warrant).

              Iltag beneficially owns 7,311,198 shares of Common Stock, including 1,461,198 shares of Common Stock outstanding and warrants to purchase 5,850,000 shares. The 1,461,198 shares of Common Stock held by ILTAG represent approximately 9.65% of the 15,138,345 shares of Common Stock of the Issuer outstanding as of February 9, 2000. The 5,850,000 shares of Common Stock issuable upon exercise of the warrants held by ILTAG represent approximately 34.83% of the 15,138,345 shares of Common Stock of the Issuer outstanding as of February 9, 2000 (assuming exercise of ILTAG's warrant).

              Mr. Herrman, Mr. Wettstein and ILTAG constitute a group.

         (b) Mr. Herrmann has sole voting and dispositive power with respect to 730,599 shares of Common Stock. Mr. Wettstein has sole voting and dispositive power with respect to 730,599 shares of Common Stock. Iltag has sole voting and dispositive power with respect to 1,461,198 shares of Common Stock.

         (c) The Reporting Persons have not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d)  N/A.

         (e)  N/A.


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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

              N/A

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                                   Page 5 of 5


Item 7.  Material to be Filed as Exhibits.

                                       N/A



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1999                     /s/ Bernd Thomas Herrmann
                                        ----------------------------------------
                                            Bernd Thomas Herrmann


                                        /s/ Urs Wettstein
                                        ----------------------------------------
                                            Urs Wettstein


                                        /s/   M. Wael Dogmoch
                                        ----------------------------------------
                                            ILTAG International Licensing S.A.L.
                                            M. Wael Dogmoch
                                            General Manager